Exhibit 99.1

NewsRelease

TransCanada Appoints New Independent Director

CALGARY, ALBERTA - June 13, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Randy Limbacher, effective June 13, 2018.

Since 2017, Mr. Limbacher has been the chief executive officer of Meridian Energy LLC, a Houston-based energy advisory firm.

From 2013 to 2017, Mr. Limbacher was the vice-chairman, president and chief executive officer of Samson Resources Corporation. He also served as chairman, president and chief executive officer of Rosetta Resources Inc. from 2007 to 2013; as executive vice president, western hemisphere E&P for ConocoPhillips from 2006 to 2007; as well as director, executive vice president and chief operating officer of Burlington Resources Inc., where he was employed from 1985 to 2006.

Mr. Limbacher serves as a director of CARBO Ceramics Corporation. He is a member of the Society of Petroleum Engineers and holds a Bachelor of Science in Petroleum Engineering from Louisiana State University.

“We are pleased to welcome Mr. Limbacher as our newest director,” said Siim Vanaselja, chair of TransCanada’s board of directors. “Mr. Limbacher’s extensive experience in the oil and gas industry, along with his leadership skills and strategic planning expertise will be a valuable addition to our board. We look forward to working with Mr. Limbacher over the coming years.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522